Exhibit 10.10

3301 Exposition Blvd., Third Floor

Santa Monica, California 90404

January 20, 2017

Robert Gifford

30956 La Mer Lane

Laguna Niguel, California 92677

Re: Offer of Employment with Beachbody, LLC (REVISED) Dear Robert:

On behalf of Beachbody, LLC (“Beachbody”), we are pleased to offer you the position of President and Chief Operating Officer of Beachbody, reporting directly to the Chief Executive Officer. This letter highlights the essential terms of your employment, which will become effective once you have accepted this offer and begun employment, in accordance with the terms herein. You will work from our Santa Monica and El Segundo offices, and it would be desirable for your start date to be March 2, 2017. Should you find this date inconvenient, please contact me so we can arrange a mutually agreeable date.

Salary: Your annual base salary will be $550,000 per year, less deductions and withholdings required by law, and will be paid on the same payroll schedule as Beachbody’s other employees are paid (currently biweekly). Your base salary will be prorated for any year in which you are employed for less than a full calendar year. This is an exempt position under federal and state law.

Bonus: You will also be eligible for an annual performance bonus target of 50% of your above-stated base salary, prorated for the period of time you work in 2017 (less deductions and withholdings required by law), with a maximum bonus of 75% with a minimum guaranteed 2017 bonus of $50,000. All aspects of any bonus shall be subject to the terms of Beachbody’s annual incentive bonus plan. Specifically and without limitation, bonuses are only payable provided you are employed by Beachbody at the time it pays bonuses to its other C- level executives. Within the first 30 days of employment, you will also receive a commencement sign-on bonus of $25,000 less all applicable taxes. You expressly understand and agree that if you separate from the Company either through a voluntary resignation or are terminated “for cause” within the first 12 months of your employment, you will repay to company within thirty (30) days of your last day of employment a daily prorated portion of the commencement of employment bonus.

Equity compensation: Upon commencement of your employment, you will be granted non-qualified options to purchase 500,000 of Beachbody’s Common Units at Fair Market Value per Common Unit. The options will be granted pursuant to and will be subject to the terms of the Beachbody, LLC 2013 Equity Compensation Plan (the “Plan”), and to the terms of a non-qualified stock option agreement which is pursuant to and subject to the Plan. Options vest annually over five years (in equal installments of 20% each over five years) on your anniversary date, with the first anniversary being 12 months after the actual date of the grant. All vesting ceases upon any termination of your employment.

Robert Gifford

January 20, 2017

Car allowance: You will receive an annual car allowance of $12,000, to be paid monthly as part of payroll, which will be treated as wages subject to normal taxes and other withholdings. Our expectation is that this allowance is sufficient to cover both (a) the monthly costs of owning and maintaining a vehicle, and (b) any business-related automobile travel expenses. Therefore, any other automobile-related expenditure, including but not limited to gas mileage, maintenance or insurance, whether for business travel or not, requires pre- approval by me or by Beachbody’s Chief People Officer, Helene Klein.

Health Insurance and 401(k) Benefits: You will be eligible for healthcare insurance (medical, dental, vision) subject to the terms of Beachbody’s benefits plans. Beachbody will pay 100% of the healthcare insurance costs for you and your family. The terms and conditions of these benefits plans are set forth in the Beachbody Employee Guide and in the summary plan descriptions attached. You also will be eligible for retirement benefits comparable to other employees of Beachbody at your level, subject to the terms of Beachbody’s benefits plans and programs relating to these benefits. Currently, Beachbody offers a 401(k) savings plan with a 50% match (up to 6% of eligible salary), subject to the terms and conditions of the plan.

Severance: If your employment is terminated during the first two years following your employment start date by Beachbody without Cause, Beachbody will continue to pay you for a period of twelve months following the termination of your employment, as severance pay, at the rate of your then-current base salary, and forthe same twelve-month period will continue to make its normal contribution to your monthly health insurance premiums, through COBRA, provided you elect COBRA, at your then-current coverage levels. Any payments due to you as severance pay shall be paid to you in equal installments in accordance with Beachbody’s normal payroll practices, and any such severance payments or COBRA payments will be conditioned upon your execution of Beachbody’s standard general release of all claims against Beachbody and related entities and persons. The first installment of the severance and COBRA payments provided here will be made not later than the second regularly scheduled payroll date which follows the date on which the release has been signed and becomes irrevocable.

For purposes hereof, the term “Cause” shall mean: (i) your misconduct or intentional actions that adversely affects or threatens to adversely affect Beachbody or its reputation in any material respect as determined in good faith by the CEO or Chairman of the Board of Beachbody; (ii) breach of your duty of loyalty to Beachbody; (iii) acts or threats of violence in any manner affecting Beachbody’s reputation or otherwise connected to your employment in any way; (iv) alcohol or substance abuse; (v) wrongful destruction of Beachbody property; (vi) theft, bribery or other illegal acts, or your indictment for the same, other than for minor traffic offenses; (vii) any act of fraud or personal dishonesty which relates to or involves Beachbody in any material way, including misrepresentation on your employment application or other materials provided in the course of seeking employment at Beachbody; (viii) unauthorized disclosure of confidential information of Beachbody; or (ix) material violation of any written policy of Beachbody; or (x) gross negligence of, or gross incompetence in, the performance of your duties for Beachbody as determined by a majority of votes from the Beachbody, LLC Board of Directors.

Notwithstanding any other provision of this letter, including the compensation and severance payment provision set forth above, your employment with Beachbody, as with that of our other employees, will be “at- will,” permitting you or Beachbody to terminate the employment relationship at any time, for any lawful reason, with or without cause or prior notice. Your at-will status can only be modified in an express writing signed by both you and our CEO. By your signature on this letter, you acknowledge, understand and agree that the employment relationship is at-will.

Robert Gifford

January 20, 2017

Expense Reimbursement: Beachbody shall reimburse you for all reasonable business expenses upon the presentation of properly itemized charges together with appropriate documentation in accordance with Beachbody’s policies and procedures now in force or as such policies and procedures may be modified with respect to all senior executive officers.

Other: Beachbody shall maintain (i) a directors’ and officers’ liability insurance policy, or an equivalent errors and omissions liability insurance policy, and (ii) an employment practices liability insurance policy. Each such policy shall cover you with scope, exclusions, amounts and deductibles no less favorable to you than those applicable to Beachbody’s other executive officers and directors employed on your start date.

If any amounts payable hereunder are subject to Section 409A of the Internal Revenue Code of 1986, as amended, (“Section 409A), the provisions of Schedule A hereto shall apply to such amounts.

The Immigration Reform and Control Act of 1986, as amended, makes it unlawful for an employer to hire an individual who is not authorized to work in the United States. Therefore, on your first day of employment, you will be required to present documentation to verify your employment eligibility and identity.

You have represented to us that you are not subject to a non-compete or other restriction that would prevent you from joining Beachbody or which would limit your ability to work for Beachbody in any way. This offer of employment, and your continued employment at Beachbody, is contingent upon the satisfactory completion of reference/background/credit checks. In addition, as a condition of employment, you will be required to execute a Confidentiality Agreement and an Arbitration Agreement.

This letter and your relationship with Beachbody shall be governed by and construed in accordance with the laws of the State of California without reference to its principles of conflicts of law. This letter may be amended only by an instrument in writing signed by the parties hereto, and any provision hereof may be waived only by an instrument in writing signed by the party or parties against whom or which enforcement of such waiver is sought.

I am very excited about the contribution you will make to Beachbody. If you share my enthusiasm and these terms and conditions are satisfactory to you, please acknowledge and accept this offer by signing this letter and returning a copy to Helene Klein, Chief People Officer, at hklein@beachbody.com on or before January 31, 2017. Of course, should you have any questions or concerns about anything in this offer letter, please call me directly at any time.

Very truly yours,

/s/ Carl Daikeler
Carl Daikeler
Chief Executive Officer

I hereby accept the Beachbody employment offer on the terms provided in this letter.

/s/ Robert Gifford
Robert Gifford

Schedule A

Compliance with Section 409A. Notwithstanding any other provision of this letter to the contrary, the provision, time and manner of payment or distribution of all compensation and benefits provided by this Agreement that constitute nonqualified deferred compensation subject to and not exempted from the requirements of Code Section 409A (“Section 409A Deferred Compensation”) shall be subject to, limited by and construed in accordance with the requirements of Code Section 409A and all regulations and other guidance promulgated by the Secretary of the Treasury pursuant to such Section (such Section, regulations and other guidance being referred to herein as “Section 409A”), including the following:

(a)Separation from Service. Payments and benefits constituting Section 409A Deferred Compensation otherwise payable or provided upon your termination of employment shall be paid or provided only at the time of a termination of your employment that constitutes a Separation from Service. For the purposes of this letter, a “Separation from Service” is a separation from service within the meaning of Treasury Regulation Section 1.409A-1(h). For any payment described in this paragraph which is contingent upon the execution of a release, the following shall apply: In the event the review and revocation period of such release could cause the payment to be made in either of two successive calendar years, then, notwithstanding any provision in the letter to the contrary, the payment shall not be made prior to January 1 of the second such year.

(b)Six-Month Delay Applicable to Specified Employees. If, at the time of a Separation from Service, you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) (a “Specified Employee”), then any payments and benefits constituting Section 409A Deferred Compensation to be paid or provided upon the Separation from Service shall be paid or provided commencing on the later of (i) the date that is six months after the date of such Separation from Service or, if earlier, the date of your death (in either case, the “Delayed Payment Date”), or (ii) the date or dates on which such Section 409A Deferred Compensation would otherwise be paid or provided. All such amounts that would, but for this Section, become payable prior to the Delayed Payment Date shall be accumulated and paid on the Delayed Payment Date.

(c)Installments. Your right to receive any installment payments payable hereunder shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment for purposes of Section 409A.

(d)Reimbursements. To the extent that any reimbursements or in-kind benefits payable pursuant to this letter are subject to the provisions of Section 409A of the Code, such reimbursements shall be paid no later than December 31 of the year following the year in which the cost was incurred; the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year; and your right to reimbursement will not be subject to liquidation or exchange for another benefit.

You acknowledge that (i) the provisions of this Section may result in a delay in the time which payments would otherwise be made pursuant to this Agreement and (ii) Beachbody is authorized to delay the payment of any monies and/or provision of any benefits in such manner as may be determined by Beachbody, in its discretion, to be necessary or appropriate to comply with Section 409A (including any transition or grandfather rules thereunder) without prior notice or consent. You hereby release and hold harmless Beachbody, its directors, officers and stockholders from any and all claims that may arise from or relate to any tax liability, penalties, interest, costs, fees or other liability incurred as a result of the application of Code Section 409A.